Filing under Rule 425 under

the U.S. Securities Act of 1933

Filing by: Sankyo Company, Limited

Subject Company: Daiichi Pharmaceutical Co., Ltd.

and Sankyo Company, Limited

SEC File No. 132-02292

Sankyo and Daiichi Pharmaceutical

sign definitive agreement on business integration

– Will create Japan’s second largest drug maker, DAIICHI SANKYO –

Tokyo, May 13, 2005—The Boards of Directors of Sankyo Co., Ltd. and Daiichi Pharmaceutical Co., Ltd. today signed a definitive agreement on the integration of the two companies through the establishment of a joint holding company to be named DAIICHI SANKYO COMPANY, LIMITED. The integration will take place in a two-stage process.

First, a joint-holding company will be created pending approval by the relevant authorities and at the companies’ respective shareholders’ meetings scheduled for June 2005. This will be achieved through a stock transfer on September 28, 2005, at the transfer ratio of one Sankyo share to one holding company share, and one Daiichi share to 1.159 holding company shares.

Upon completion of the stock transfer, Sankyo and Daiichi will become wholly-owned subsidiaries of the holding company, their respective shares will be de-listed and the holding company’s shares then listed on the Tokyo, Osaka and Nagoya exchanges.

An Integration Committee will be established within the holding company to accelerate the business integration, and priority will be placed on combining the prescription pharmaceuticals businesses of both companies into DAIICHI SANKYO by April 2007.

The signing of the definitive agreement follows the February 25 signing of a basic agreement on integration and furthers the creation of DAIICHI SANKYO, which will be Japan’s second largest pharmaceuticals firm in consolidated sales.

Sankyo President and Representative Director Takashi Shoda is quoted as saying, “The business integration of Sankyo and Daiichi is intended to create a Japan-based global pharma innovator that can satisfy the unmet medical needs of patients and healthcare professionals, provide innovative products and services, and be independently competitive in major international markets.”

Daiichi Pharmaceutical President and Representative Director Kiyoshi Morita said, “We expect this integration to result in considerable synergistic benefits and deliver substantial value to our shareholders, as the core businesses of our two companies complement one another strongly. Both parties have strong pipeline and expertise in cardiovascular medications, in which we are going to evolve business globally, while Daiichi is also active in the area of pharmaceuticals to combat infectious diseases.”

Sankyo Co., Ltd., headquartered in Tokyo, was established in 1913 and employs over 11,400 worldwide. Daiichi Pharmaceutical Co., Ltd., also headquartered in Tokyo, was established in 1918 and employs over 7,300.

Notes

1. Details of the stock transfer

(1) Stock transfer timetable

February 25, 2005	Respective board meetings (signing of the basic agreement)

May 13, 2005	Respective board meetings (signing of the definitive agreement)

June 29, 2005	General Shareholders’ Meetings of both companies (approval of stock transfer)

September 21, 2005	De-listing of Daiichi and Sankyo shares

August 1–September 26, 2005	Respective board meetings (retirement of current treasury stock)

September 21, 2005	De-listing of Daiichi and Sankyo shares

September 28, 2005	Date of stock transfer, registration of holding company incorporation (stock transfer date), and holding company establishment and listing

Should unavoidable circumstances requiring a change in schedule arise, this timetable will be subject to change following consultation between the two companies.

(2) Stock transfer ratio

Company	Sankyo	Daiichi
Stock transfer ratio	1	1.159

Notes:

1)	Type and number of shares to be issued by the holding company

With the stock transfer, the holding company will issue 771,498,064 common shares. The holding company will employ the stock unit method and trade each unit of stock for 100 shares.

The number of shares has been calculated based on the shares outstanding at Sankyo and Daiichi as of March 31, 2005 (hereafter, “share calculation date”). The number of shares issued at the stock transfer will be counted as the total of (a) and (b) below, excluding units below one share, if Sankyo and Daiichi retire their own shares between the day after the share calculation date and the day before the stock transfer date and if Sankyo and Daiichi exercise their preemptive rights or rights to reserve new shares and issue common shares between the day after the share numbers were calculated and the day before the stock transfer date.

(a) The number of shares are calculated as the shares outstanding at Sankyo on the day the share numbers were calculated minus the number of shares retired by Sankyo after the share calculation date plus the number of common shares issued after the day the share numbers were calculated by Sankyo exercising its preemptive right.

(b) The number of shares are calculated as 1.159 multiplied by the shares outstanding at Daiichi on the day the share numbers were calculated minus the number of shares retired by Daiichi after the share calculation date plus the number of common shares issued after the day the share numbers were calculated by Daiichi exercising its preemptive right or its right to reserve new shares.

2)	Exercising preemptive rights and rights to reserve new shares

Both Sankyo and Daiichi will hold a meeting of the Board of Directors between August 1 and September 26, 2005 and will retire all the treasury stock owned by both companies on that date. Between that date and the stock transfer date, neither Sankyo nor Daiichi will be able to make treasury stock purchases, except for unavoidable circumstances including shareholder stock purchase requests. By September 26, 2005, both companies will, on their own responsibility, use appropriate methods to renounce and cause to be extinguished all preemptive rights and rights to reserve new shares that have been issued by either of their companies as of the fixed contract date. Both companies will also work to ensure that no residual shares or rights to reserve new shares issued by each company are in existence as of the stock transfer date. When, in order to extinguish all preemptive rights and rights to reserve new shares, the companies remunerate holders of these rights, regardless of method, including retirement for value or retirement after purchase, the remuneration shall not exceed the reasonably assessed amount for the value of such rights.

3)	Share allocation to shareholders

The holding company will award holding company shares, according to the above stock transfer ratio, to Sankyo and Daiichi shareholders listed or recorded in the final register on the day before the stock transfer.

4)	Calculation of the stock transfer ratio

The stock transfer ratio was determined through discussion and negotiation by both companies with advice from their financial advisors. Sankyo was advised by Nomura Securities Co., Ltd. (“Nomura”) and Daiichi was advised by Merrill Lynch Japan Securities Co., Ltd. (“Merrill Lynch Japan”). Sankyo has received from Nomura a written opinion dated May 13, 2005 addressed to the Boards of Directors of Sankyo that the stock transfer ratio is fair from a financial point of view to the holders of common stock of Sankyo. Daiichi has received from Merrill Lynch Japan a written opinion dated May 13, 2005 addressed to the Boards of Directors of Daiichi that the stock transfer ratio is fair from a financial point of view to the holders of common stock of Daiichi other than to Sankyo and its subsidiaries and affiliates.

Note: Each of the opinions delivered by Nomura and Merrill Lynch Japan is expected to be appended to the notice of convocation of the general shareholders’ meetings of Sankyo and Daiichi, respectively. Full texts of the above opinions rendered by Nomura and Merrill Lynch will be included in the Form F-4 to be filed with the United States Securities and Exchange Commission by Sankyo and Daiichi in connection with the joint stock transfer. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Sankyo and Daiichi shareholders are therefore urged to read the written opinion appended to the respective convocation notice carefully and in its entirety. Each of the opinions delivered by Nomura and Merrill Lynch Japan is directed to the Board of Directors of Sankyo and Daiichi, respectively, and addresses only the fairness of the stock transfer ratio from a financial point of view to the holders of common stock of the respective companies. The opinions do not constitute a recommendation to any Sankyo or Daiichi shareholder as to how that shareholder should vote at the general shareholders’ meeting with respect to the proposed joint share transfer or any other matter.

(3) Stock transfer payments

Shareholders and registered pledgees listed or recorded in the final shareholders’ register at Sankyo and Daiichi on the day before the stock transfer date will receive a stock transfer payment as defined below within three months of the stock transfer date, in place of an interim dividend.

1) Sankyo shareholders and registered pledgees

¥25 for each common share in Sankyo

2) Daiichi shareholders and registered pledgees

¥25 for each common share in Daiichi

(4) Sankyo and Daiichi dividend limits until the stock transfer date

Sankyo and Daiichi will be able to pay dividends on profits up to the limits shown below to shareholders and registered pledgees listed or recorded in the final shareholders’ register on March 31, 2005.

1) Sankyo shareholders and registered pledgees

¥25 per common share in Sankyo, to a total of ¥10,737,712,725

2) Daiichi shareholders and registered pledgees

¥25 per common share in Daiichi, to a total of ¥6,710,100,575

(5) Application for the listing of the new company

Sankyo and Daiichi plan to file applications to list the shares of he newly-established holding company on the Tokyo Stock Exchange, Osaka Securities Exchange, and Nagoya Stock Exchange.

(6) Company profiles at the time of the stock transfer

(1) Trading name	Sankyo Co., Ltd.		Daiichi Pharmaceutical Co., Ltd.

(2) Main business	Manufacture, sales and importation of prescription pharmaceuticals, quasi-drugs and medical devices		Manufacture, sales and importation of prescription pharmaceuticals

(3) Established	March 1913		January 1918

(4) Headquarters	3-5-1 Nihonbashi-honcho, Chuo-ku, Tokyo, Japan		3-14-10 Nihonbashi, Chuo-ku, Tokyo, Japan

(5) Representative	Takashi Shoda, President & Representative Director		Kiyoshi Morita, President & Representative Director

(6) Capital	68,793 million yen (end-FY04)		45,246 million yen (end-FY04)

(7) Shares outstanding	439,498,765 shares (end-FY04)		286,404,023 shares (end-FY04)

(8) Shareholders’ equity	716,587 million yen (end-FY04, consolidated basis)		448,563 million yen (end-FY04, consolidated basis)

(9) Total assets	976,230 million yen (end-FY04, consolidated basis)		546,555 million yen (end-FY04, consolidated basis)

(10) Fiscal year end	March 31		March 31

(11) Employees	11,444 (end-FY04, consolidated basis)		7,333 (end-FY04, consolidated basis)

(12) Principal business partners	Alfresa Holdings Corporation Toho Pharmaceutical Co., Ltd. KSK Corporation Suzuken Co., Ltd.		MEDICEO Holdings Co., Ltd. Alfresa Holdings Corporation Suzuken Co., Ltd. Toho Pharmaceutical Co., Ltd.

(13) Major shareholders (%)	The Master Trust Bank of Japan, Ltd.	10.58%	Trust & Custody Services Bank, Ltd.	6.99%
	Japan Trustee Service Bank, Ltd.	8.20%	Japan Trustee Service Bank, Ltd.	6.69%
	Nippon Life Insurance Company	5.94%	Nippon Life Insurance Company	4.97%
	Trust & Custody Services Bank, Ltd.	2.39%	The Master Trust Bank of Japan, Ltd.	3.40%

	(end-FY04)		(end-FY04)

(14) Main banks	Mizuho Corporate Bank, Ltd. Sumitomo Mitsui Banking Corporation		Sumitomo Mitsui Banking Corporation Mizuho Corporate Bank, Ltd. Bank of Tokyo- Mitsubishi, Ltd.

(15) Business relationships	No personnel or trading relationship with the other party. Currently holds 2,864,000 shares of Daiichi common stock.		No personnel or trading relationship with the other party. Currently holds 2,602,000 shares of Sankyo common stock.

(16) Consolidated business results for the three most recent business years (millions of yen)

	Sankyo			Daiichi
Fiscal year ending	March 2003	March 2004	March 2005	March 2003	March 2004	March 2005
Net sales	569,927	596,345	587,830	322,011	322,767	328,534
Operating income	79,838	95,555	84,925	52,636	46,114	56,063
Recurring income	80,247	93,975	82,506	53,694	46,731	57,320
Net income	33,845	43,411	48,282	13,567	26,661	37,175
EPS (¥)	75.85	98.57	111.78	48.15	97.25	137.95
Dividend per share (¥)	25.00	30.00	40.00	30.00	30.00	40.00
Shareholders’ equity per share (¥)	1,498.52	1,588.35	1,667.76	1,458.04	1,564.59	1,670.71

2. Profile of the holding company

(1) Company name

DAIICHI SANKYO COMPANY, LIMITED

(2) Business description

DAIICHI SANKYO will be engaged in the management of the new corporate group and its subsidiaries.

(3) Company headquarters

3-5-1 Nihonbashi-honcho, Chuo-ku, Tokyo, Japan (current Sankyo headquarters)

(4) Business management

An auditing function and operating officer system will be established.

1) The Representative Director and Chairman will act as the Chairman of the Board of Directors of the holding company, and the President and Chief Executive Officer will act as the Chairman of the Management Committee.

2) This Board of Directors will oversee the work of the board members and make decisions regarding important matters having to do with the management and operations of the holding company. Decisions on other business operations will be made by the President and Chief Executive Officer (CEO).

The President and Chief Executive Officer (CEO) holds the authority and responsibility regarding the operations of the holding company.

As a consultative body to the CEO, the Management Committee will deliberate on matters regarding the business operations of the holding company, including the business strategies and management integration of the Daiichi and Sankyo groups.

(5) Board of Directors

Representative Director and Chairman	Kiyoshi Morita (Current President & Representative Director of Daiichi)

Representative Director, President and Chief Executive Officer	Takashi Shoda (Current President & Representative Director of Sankyo)

Executive Director	Hiroyuki Nagasako (Current Executive Vice President of Daiichi)

Executive Director	Hideho Kawamura (Current Executive Vice President & Representative Director of Sankyo)

Executive Director	Yasuhiro Ikegami (Current Executive Vice President & Representative Director of Sankyo)

Executive Director	Tsutomu Une (Current Managing Director of Daiichi)

Outside Director	Kunio Nihira (Current Outside Director of Sankyo)

Outside Director	Yoshifumi Nishikawa (Current President and Chief Executive Officer of Sumitomo Mitsui Banking Corporation)

Outside Director	Jotaro Yabe (Current Professor of Jissen Women’s University)

Outside Director	Katsuyuki Sugita (Current Outside Director of Sankyo)

(6) Auditors

Auditor (Internal)	Kozo Wada (Current Corporate Auditor of Sankyo)

Auditor (Internal)	Atsuo Inoue (Current Managing Director of Daiichi)

Auditor (External)	Kaoru Shimada (Current Outside Director and Corporate Auditor)

Auditor (External)	Kokei Higuchi (Current Outside Corporate Auditor of Daiichi)

(7) Terms of office for Executive Directors, Operating Officers, and Auditors

The Executive Directors and Operating Officers will be appointed for a period of one year, while the Auditors will be appointed for a period of four years, in compliance with Article 273 Clause 1 of the Commercial Law. (However, the term of office for the Auditors appointed at the establishment of the holding company will initially run until the first Shareholders’ Meeting.)

(8) Capital

¥50 billion

(9) Fiscal year end

March 31

(10) Stock transfer agent

UFJ Trust Bank Limited

(11) Account Auditors

KPMG AZSA & Co. will be the account auditors at the establishment of the holding company.

Filings with the U.S. SEC

Daiichi Pharmaceutical Co., Ltd. and Sankyo Company, Limited may file a registration statement on Form F-4 with the U.S. SEC in connection with the proposed business integration of Daiichi and Sankyo under a new holding company by way of a joint stock transfer. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, Daiichi and Sankyo plan to mail the prospectus contained in the Form F-4 to their U.S. shareholders prior to the shareholders’ meetings at which the share exchange will be voted upon. The Form F-4 (if filed) and prospectus will contain important information about Daiichi and Sankyo, the joint stock transfer and related matters. U.S. shareholders of Daiichi and Sankyo are urged to read the Form F-4, the prospectus and the other documents that may be filed with the U.S. SEC in connection with the joint stock transfer carefully before they make any decision at the shareholders’ meeting with respect to the joint stock transfer. The Form F-4 (if filed), the prospectus and all other documents filed with the U.S. SEC in connection with the joint stock transfer will be available when filed, free of charge, on the U.S. SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the business integration will be made available to shareholders, free of charge, by calling, writing or e-mailing:

Sankyo Company, Limited Mr. Shigemichi Kondo Corporate Communications Department 3-5-1, Nihonbashi Honcho Chuo-ku, Tokyo 103-8426, Japan Telephone: 81-3-5255-7034 E-mail: shige-k@sankyo.co.jp

Daiichi Pharmaceutical Co., Ltd.

Mr. Toshio Takahashi

Corporate Communications Department

14-10 Nihonbashi, 3-chome

Chuo-ku, Tokyo 103-8234, Japan

Telephone: 81-3-3273-7107

E-mail: andokb5o@daiichipharm.co.jp

You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at http//www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about Daiichi and Sankyo and their combined businesses after completion of the joint stock transfer. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the management of Daiichi and Sankyo believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Daiichi and Sankyo securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Daiichi and Sankyo, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by Daiichi and Sankyo, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that Daiichi and Sankyo may file with the U.S. SEC. Other than as required by applicable law, neither Daiichi nor Sankyo undertakes any obligation to update or revise any forward-looking information or statements.

For further information, please contact:

Mr. K. Yogosawa, Corporate Communications Department Sankyo Co., Ltd.

Tel: (03) 5255-7034

Mr. T. Takahashi, Corporate Communications Department, Daiichi Pharmaceutical Co., Ltd.

Tel: (03) 3273-7107